SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2012

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad,
Curaçao
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Sapiens 2011 Revenue Increases 34% to $70 Million

2011 Non-GAAP Net Income Grows 22% to $9.4 Million;

REHOVOT, Israel, March 7, 2012 -- Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a provider of innovative insurance software solutions and a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), announces its financial results for the fourth quarter and full year ended December 31, 2011.

Fourth Quarter Year-over-Year Highlights include:

•	Revenue increased 68% to $24.6 million, compared to $14.7 million in the fourth quarter of 2010;

•	Non-GAAP net income increased 27% to $2.8 million compared to $2.2 million for fourth quarter of 2010;

Full Year 2011 Highlights include:

•	Full year revenue increased 34% to $70.0 million, compared to $52.2 million in 2010;

•	Non-GAAP operating income increased 11% to $9.2 million, compared to $8.3 million

•	Non-GAAP net income increased 22% to $9.4 million, compared to $7.7 million in 2010;

•	End of year cash and cash equivalent reached $21 million, no debt, with total equity of $115 million, representing 73% of total balance sheet

Roni Al Dor, CEO of Sapiens International, commented, “As expected, 2011 was a good year of performance for Sapiens, setting the stage for us to capitalize on growth trends in the insurance industry. Our revenue grew organically and non-organically by 34%. Our 2011 net income GAAP reach $5.9 million, compared to $6.2 million last year. This mainly due to the one-time restructuring and related transaction expenses following the merger that we have completed during the third quarter of 2011; on a non-GAAP basis we showed growth of 22% on our net profit.”

“With our operations worldwide, over 70 top-tier insurance customers in multiple geographic markets, a proven track record, and regulation-compliant solutions to handle domestic and overseas expansion, I firmly believe Sapiens will grow to be recognized as a leader in the industry.” Mr. Al-Dor continued. “Sapiens products and customers have been recognized for their business, technology and functionality excellence, winning excellent awards by industry analysts.“

Mr. Al Dor concluded, “Looking ahead to 2012, we expect to cross the $100 million revenue bar."

Reconciliation between U.S. GAAP and Non-GAAP results is summarized in the following table.

For a complete reconciliation, please refer to the tables at the end of this release.

(U.S. Dollars in thousands, except per share amounts)

	For the three months ended		For the years ended
	31/12/2011	31/12/2010	31/12/2011	31/12/2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	24,586	14,667	69,927	52,235
Operating profit	864	1,938	5,624	6,711
Net income	1,044	1,706	5,897	6,152
Basic earnings per share	0.03	0.08	0.21	0.29
Diluted earnings per share	0.02	0.07	0.19	0.28

Non GAAP
Revenues	24,586	14,667	69,927	52,235
Operating profit	2,635	2,408	9,224	8,306
Net income	2,761	2,156	9,377	7,692
Basic earnings per share	0.07	0.10	0.33	0.36
Diluted earnings per share	0.07	0.09	0.31	0.35

About Sapiens International

Sapiens International Corporation (NASDAQ and TASE: SPNS), is a global provider of innovative business solutions for the insurance industry, helping to modernize business processes, to proactively define and provide innovative new services and to respond quickly to changes in the industry. We offer end to end solutions for the L&P, P&C and Reinsurance markets, with customers across the globe. We jointly serve over 70 insurance customers, backed by a team of over 700 insurance experts. Coupled with our financial stability, Sapiens aims to become the vendor of choice in the insurance software marketplace. For more information about Sapiens, visit http://www.sapiens.com.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of accounting policies, specific system configurations and software needs of individual customers and other risk factors.

Investor Relations Contact:
Roni Giladi, CFO
Sapiens International
Tel: +972-8-9382721
E-mail: roni.g@sapiens.com

or

James Carbonara, Regional Vice President

Hayden IR

Office: (646)-755-7412

James@haydenir.com

SAPIENS INTERNATIONAL CORPORATION N.V.

 Condensed Consolidated Balance Sheets

 (U.S. Dollars in thousands)

	31/12/2011	31/12/2010
	(Unaudited)	(Unaudited)
Assets

Cash and cash equivalents	$21,460	$16,182
Restricted cash	456	-
Trade receivables, net	14,484	5,511
Other current assets	3,485	3,031
Total current assets	39,885	24,724

Property and equipment, net	1,814	1,161
Other assets, net	115,779	32,834

Total assets	$157,478	$58,719

Liabilities and shareholders' equity

Trade payables	$3,233	$1,693
Other liabilities and accrued expenses	18,985	11,646
Deferred revenue	9,584	6,517
Total current liabilities	31,802	19,856

Long-term debt and other long-term liabilities	10,954	4,745
Shareholders' equity	114,722	34,118

Total liabilities and shareholders' equity	$157,478	$58,719

 SAPIENS INTERNATIONAL CORPORATION N.V.

 Condensed Consolidated Statements of Operations

 (U.S. Dollars in thousands, except per share amounts)

	For the three months ended		For the years ended
	31/12/2011	31/12/2010	31/12/2011	31/12/2010
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	$24,586	$14,667	$69,927	$52,235
Cost of revenues	$15,354	$8,176	$40,067	$29,921

Gross Profit	9,232	6,491	29,860	22,314

Operating expenses
Research and development, net	$1,126	$979	$5,008	$3,293
Selling, marketing, general and administrative	$6,517	$3,574	$18,113	$12,310
Restructuring and other related transaction costs	$725	$-	$1,115	$-

Operating Profit	864	1,938	5,624	6,711

Financial expenses (income), net	$20	$307	$(155)	$364
Other expenses (income), net	$(205)	$(117)	$(164)	$177

Net Income	$1,049	$1,748	$5,943	$6,170

Attribute table to non-controlling interest	$5	$42	$46	$18

Net income attributable to Sapiens	$1,044	$1,706	$5,897	$6,152

Earnings per share
Basic	$0.03	$0.08	$0.21	$0.29
Diluted	$0.02	$0.07	$0.19	$0.28

Weighted average number of shares used to computation of earnings per share

Basic	39,647	22,058	28,461	21,583
Diluted	41,955	22,846	30,361	22,181

 SAPIENS INTERNATIONAL CORPORATION N.V.

 Reconciliation  of GAAP to Non-GAAP results

 (U.S. Dollars in thousands, except per share amounts)

	For the three months ended		For the years ended
	31/12/2011	31/12/2010	31/12/2011	31/12/2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP operating profit	864	1,938	5,624	6,711
Amortization of intangibles assets and compensation related to acquisition	1,003	444	2,293	701
Amortization of capitalized software	1,227	1,563	4,544	5,869
Capitalization of software development	(1,287)	(1,622)	(4,687)	(5,387)
Stock-based compensation	104	85	335	412
Restructuring and other related transaction costs	725	-	1,115	-
Total adjustments to GAAP	1,772	470	3,600	1,595
Non-GAAP operating profit	2,635	2,408	9,224	8,306

GAAP net income	1,044	1,706	5,897	6,152
Total adjustments to GAAP as above	1,772	470	3,600	1,595
Non-controlling interest in amortization intangible assets	(35)	-	(35)	-
Deferred taxes related to acquisition	(20)	(20)	(85)	(55)
Non-GAAP net income	2,761	2,156	9,377	7,692

Non-GAAP basic earnings per share	0.07	0.10	0.33	0.36

Non-GAAP diluted earnings per share	0.07	0.09	0.31	0.35

Weighted average number of shares used to computation of earnings per share
Basic	39,647	22,058	28,461	21,583
Diluted	41,955	22,846	30,361	22,181

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.
(Registrant)

Date: March 07, 2012	By:	/s/ Roni Giladi
Roni Giladi
Chief Financial Officer